

October 20, 2023

Mary Riskey
Chief Financial Officer
Two Harbors Investment Corp.
1601 Utica Avenue South, Suite 900
St. Louis Park, Minnesota 55416

> **Re: Two Harbors Investment Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 28, 2023**
> **Form 8-K filed July 31, 2023**
> **File No. 001-34506**

Dear Mary Riskey:

We have reviewed your October 11, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 26, 2023 letter.

10-K for the fiscal year ending December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
General, page 28

1.   We note your response to our comment 1 stating it would be difficult to reconcile the average portfolio yield, average cost of financing, and net spread to similar GAAP measures. We also note your disclosure stating that the average portfolio yield and average cost of financing measures include a non-GAAP measure in their calculations. Please tell us why you believe you can present ratios where a non-GAAP financial measure is included in the numerator and/or denominator without also presenting the ratio calculated using the most directly comparable GAAP measure(s) with equal or greater prominence. Also, please tell us what consideration you gave to providing reconciliations of the numerators and denominators of these measures. Please refer to Question 102.10(a)

of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures and Item 10(e) of Regulation S-K.

Form 8-K filed July 31, 2023
Exhibit 99.1
Reconciliation of GAAP to Non-GAAP Financial Information, page 11

2.   We note your response to our comment 2 stating that the litigation expenses pertain to ongoing litigation with PRCM Advisers LLC. It appears that such litigation expenses occurred in both 2022 and 2023. Please tell us why you believe this adjustment is appropriately labeled as "Other nonrecurring expenses" given its ongoing nature. Please refer to Question 102.03 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures and Item 10(e) of Regulation S-K.

3.   We note your response to our comment 3. Please address the following regarding your non-GAAP financial measure labeled Income Excluding Market-Driven Value Changes:
   •   Please revise your disclosure in future earnings releases to more clearly describe the measure. Please refer to Question 100.05 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.
   •   We note your response states that the purpose of presenting this measure is to allow investors to better understand the sources of returns from the Company's investment portfolio, operating expenses and tax expenses. As this measure appears to isolate income excluding market-driven changes, please tell us what consideration you gave to supplementing your presentation with the other sources of returns (i.e. market-driven changes) that are not presented in this measure.
   In your response, please provide an example of any intended revisions to your disclosure.

   Please contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction